October 15, 2024

Jonathan Lamb
Chief Executive Officer
Aurous Resources
Inanda Greens Business Park, Block A
Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

Richard Floyd
Chief Executive Officer
Blyvoor Gold Operations (Proprietary) Ltd and Blyvoor Gold Resources (Proprietary) Ltd
Inanda Greens Business Park, Block A
Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

       Re: Aurous Resources
           Amendment No. 1 to Registration Statement on Form F-4
           Filed September 20, 2024
           File No. 333-280972
Dear Jonathan Lamb and Richard Floyd:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.
 October 15, 2024
Page 2
Amendment No. 1 to Registration Statement on Form F-4
Why is Rigel providing shareholders with the opportunity to vote on the Business
Combination?, page 27

1. We note your response to prior comment 5. However, please ensure that the
       Background of the Business Combination describes the negotiations mentioned in the added disclosure in the third sentence of this section.
What interests do the Rigel Initial Holders and Rigel's other current officers and directors have in the Business Combination?, page 34

2. Please revise to describe the exceptions to the restrictions in any applicable lock-up agreements, as well as any terms that would result in an earlier expiration. Refer to
       Item 1603(a)(9) of Regulation S-K.
3. Please revise your disclosure to detail whether consideration was paid in exchange for the Initial Shareholders waiver of their redemption rights on page 34 and throughout the filing where appropriate. See Items 1603(a)(8) and 1605(d) of Regulation S-K.
What happens if a substantial number of Rigel's public shareholders vote in favor of the
Business Combination Proposal..., page 42

4. We note in response to prior comment 9 you have added footnote (2) to explain how you calculated the Blyvoor valuation under each redemption scenario. Please also separately quantify the number of shares issuable to each party listed in (a) through (c)
       that totals the aggregate number of Aurous Resources Ordinary Shares issuable.
Compensation Received by the Sponsor, page 63

5. We note your response to prior comment 16. Please revise your disclosure in this section to describe any consideration received by the Sponsor from Orion GP for the transferred Aurous Resources Ordinary Shares or from Orion Fund III. Risk Factors
Risks Related to the Business Combination, page 121

6. We note that you have extended your termination date to consummate a business combination until May 9, 2025. However, if you have not completed a qualifying business combination transaction by November 9, 2024, you will be in violation of current NYSE listing standards. Please revise your disclosure to include potential risks if you are unable to complete a business combination transaction, such as you disclose in your Preliminary Proxy on Schedule 14A filed on July 8, 2024.
Aurous Resources may be controlled by Blyvoor Gold, page 127

7. We note your disclosure at here and page 162. Please revise to clarify whether you may be a controlled company under NYSE rules following the closing of the business combination.
 October 15, 2024
Page 3
Risks Related to Rigel, page 132

8. We note your response to prior comment 18. Please revise to clarify, if true, that purchases are prohibited from the time of the public announcement of the tender offer until the expiration of the offer. In addition, please clarify that the prohibition also applies to persons covered by Rule 14e-5(c)(3)(iv).
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Form Condensed Combined Financial Information, page 165

9. We note you have revised pro forma adjustment 2(c)(i) in response to prior comment
       23 to reflect under both the medium and maximum scenarios the conversion of the convertible part of the promissory notes into Rigel private warrants which are subsequently marked to fair value with the non-convertible part of the notes being forgiven. Please revise your disclosure to state that the net cumulative adjustments resulting from both the medium and maximum redemption scenarios will be
a
       decrease to convertible promissory notes     related parties of
R106,540,700
       ($5,556,896), an increase to derivative liabilities of R13,804,344 ($720,000), and a gain charged to accumulated deficit of R92,736,356 ($4,836,896).

       In addition, please refer to pro forma adjustment 2(o) and explain why you have assumed the entire second extension loan balance will be forgiven in the medium and maximum redemption scenarios in contrast to part of the first and third extension loans being converted into Rigel private warrants under these same scenarios.
10. For each of the redemption scenarios depicted, please disclose whether the minimum threshold of Aggregate Cash Proceeds pursuant to the Available Cash Condition was met. To the extent that your cash balances in any of the redemption scenarios depicted is less than the minimum required pursuant to the Available Cash Condition, disclose whether Blyvoor is obligated to consummate the Business Combination.
11. We note that in response to prior comment 20, you indicate that the contingent liabilities will be discharged, using proceeds from the Business Combination, substantially simultaneously with the Closing pursuant to the terms of the Business
       Combination Agreement. Please tell us why you did not depict the settlement of this liability as a pro forma adjustment.
Rigel's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Contractual Obligations, page 262

12. We note your response to prior comment 36. Please include risk factor disclosure that addresses the following, as appropriate:

             whether the firm performed substantially all of their obligations to earn their fees and, therefore, are gratuitously waiving the right to be compensated;
             the unusual nature of such a fee waiver and the impact on the evaluation of the transaction;
             caution that investors should not place any reliance on the fact that the firm was previously involved with the transaction;
 October 15, 2024
Page 4

             the material impact, if any, of agreement provisions that survive the resignation or fee waiver, such as indemnification, contribution, rights of first refusal or lockups;
           and
             if the firm was involved in preparing registration statement disclosure, the risk of relying on the firm's expertise despite their withdrawal of services and the rationale for continuing to rely on information disclaimed by the firm.
Management of Aurous Resources Following the Business Combination
Anticipated Executive Officers and Directors After the Business Combination, page 273

13. We note your response to prior comment 37. Please file all executed employment agreements with the named officers as exhibits, once available. If formal agreements have not yet been entered into, please disclose this.
Background of the Business Combination, page 358

14. We note your response to prior comment 40. Please provide additional detail regarding the substance of the referenced meetings, including the material terms that were discussed, how positions differed, and how such differences ultimately were resolved.
15. We note your response to prior comment 42. Consistent with Item 1605(c) of
       Regulation S-K, please expand your disclosure to provide greater detail as to the benefits and detriments, providing quantification to the extent practicable. For example, please quantify the potential benefits to Rigel and its executive officers and directors, as well as to the targets' executive officers, if the business combination is consummated.
16. Despite your response to prior comment 43, we did not see any corresponding revisions. Please revise and expand your disclosure to detail any role Orion Mine
       Finance Fund II LP played in the search or negotiation process.
Opinion of Kroll, LLC to the Rigel Board, page 370

17. We note your response to prior comment 45. To eliminate any potential ambiguity with regard to the disclosures at pages 375 and E-7, please state that the advisor expressly consents to the use of its opinion by those entitled to use it, including those whose vote is being solicited in this proxy statement / prospectus. Satisfaction of 80% Test, page 379

18. You disclose in reaching its conclusion that the Business Combination meets the 80%
       asset test, the Rigel board considered "an implied pre-money equity value of Blyvoor at $362 million. Please reconcile with your disclosure at page 363 which refers to the enterprise valuation.
Second Amended and Restated Memorandum of Association of Aurous Resources, page D-1

19. We note the new text at Section 101, including that "Unless the company consents in writing to the selection of an alternative forum, the federal district courts of the United
       States of America shall be the exclusive forum for the resolution of any proceeding, suit or action arising under the Securities Act of the Exchange Act." Note that Section
 October 15, 2024
Page 5

       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
       Act or the rules and regulations thereunder. Please discuss the content and effect of the exclusive forum provision at an appropriate place in the proxy statement /
       prospectus, and reference the concurrent jurisdiction created by Section 22 in that discussion.
General

20. We understand the Form 10-K for the fiscal year ended December 31, 2023 of Rigel
       Resource Acquisition Corp. is currently under review. Please revise your disclosure to reflect applicable corresponding revisions made in response to the comment letter dated September 18, 2024.
21. We note your response to prior comment 51 and reissue in part. Please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or
       ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        Please contact Jenifer Gallagher at 202-551-3706 or John Cannarella at 202-551-3337
if you have questions regarding comments on the financial statements and related matters.
For questions regarding engineering comments, you may contact John Coleman at 202-551-
3610 or Karl Hiller at 202-551-3686. Please contact Michael Purcell at 202-551-5351 or
Timothy Levenberg at 202-551-3707 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:   John Stribling
      Ilana Ongun